Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: October 22, 2004

CREATION OF A NEW INTERNATIONAL MAJOR

Proposed Merger with

GOLD FIELDS LIMITED

COMPELLING VALUE FOR SHAREHOLDERS

1.275 New Harmony Shares

for every Gold Fields Limited Share

A NEW SOUTH AFRICAN CHAMPION

DISCLAIMERS

In connection with the proposed acquisition of Gold Fields, Harmony has filed with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Receipts (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by holders located in the United States and for Gold Fields ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony has filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

Harmony has appointed MacKenzie Partners, Inc. as shareholder communication consultants who have established Shareholder Information Hotlines.

Gold Fields shareholders are encouraged to make use of the toll free Shareholder Information Hotlines for assistance with regards to the offers in completing the form of acceptance, surrender and transfer and with any other queries.

If you have any questions regarding the contents of this

document, completing the form of acceptance, surrender and

transfers or any other queries regarding the proposed merger please call the appropriate Shareholder Information Hotline.

IN NORTH AMERICA

Call Toll Free: 1 800 322 2885

IN THE UNITED KINGDOM, GERMANY AND FRANCE

Call Toll Free: 00800 3231 3233

IF YOU ARE OUTSIDE THE TOLL FREE AREAS:

Direct Line in U.K.: +44 20 7814 5018	Direct Line in U.S.A.: +1 212 929 5500

HOTLINE HOURS ARE

8.00 a.m. till 9.00 p.m. EST in North America

HOTLINE HOURS ARE

9.00 a.m. till 5.00 p.m. in U.K., Germany and France

PLEASE NOTE THAT YOUR CALL MAY BE RECORDED

A MESSAGE FROM HARMONY’S CEO

Dear Gold Fields shareholder,

I am pleased to enclose further details on Harmony Gold Mining Company Limited’s (“Harmony”) proposed merger with Gold Fields Limited (“Gold Fields”).

My Board has conveyed the terms of the proposed merger to the board of directors of Gold Fields (the “Gold Fields board”) and I am hopeful that the proposed merger will be recommended by the Gold Fields board. However, since the Gold Fields Board has already agreed to the disposal of its international asset portfolio to IAMGold Corporation Inc. (“IAMGold”) (the “proposed IAMGold transaction”), my Board believes that Gold Fields shareholders should be afforded the opportunity to decide on the merits of our proposed merger at the earliest opportunity.

Attractive alternative proposal

I believe that our proposal is highly attractive, both on a stand-alone basis and as an alternative to the proposed IAMGold transaction, and that it recognises the true value of Gold Fields’ assets. I have highlighted some of the benefits below:

•	a full and upfront premium;

•	significant operational unit cost savings from the application of the “Harmony Way” to Gold Fields’ assets, leading to sustainable increased profits and the creation of genuine long term shareholder value;

•	prevention of the disposal of the international production and exploration portfolios at significantly less than full value;

•	retained access to the existing asset portfolio and future growth opportunities both locally and internationally as well as retaining the prospective development potential of the exploration portfolio;

•	retained access to existing cash resources and future cash flows from which to fund capital expenditure, development and pay dividends;

•	full financial flexibility to allocate cash resources optimally between assets in South Africa and elsewhere, subject to SARB conditions;

•	the creation of value in South Africa through the revitalisation of Gold Fields’ South African mines;

•	retention of a simple corporate structure without any potential value leakage;

•	full management control of all assets;

•	access to Harmony’s management team, with our proven deal making skills and gold mining turnaround expertise; and

•	the creation of the world’s largest gold producer with global scale and relevance and the firepower to grow both the domestic and international businesses.

The proposed merger

Harmony is offering you 1.275 Harmony shares for every one of your Gold Fields shares, representing a premium of approximately 29%, calculated by comparing the closing Harmony share price of R84.41 on 14 October 2004, multipled by the proposed merger ratio, to the average of the daily volume weighted average price of Gold Fields shares on the JSE for the 30 business days prior to and including 14 October 2004. Based on the closing market price of our shares on the JSE on 14 October 2004 of R84.41, this values Gold Fields at approximately R52.9 billion (US$8.1 billion), and represents an implied Gold Fields price to net present value (“P/NPV”) multiple of 2.4x.

We believe this is a full and fair premium, which compares favourably to:

•	average premia of 22% paid in public transactions in the South African market between 2001 and 2003; and

•	average premia of 25% paid in unsolicited all-share offers in the international market since January 2001.

Substantial operational cost savings

The Harmony Board firmly believes that our management team can achieve significant reductions in Gold Fields’ cost base, in addition to Gold Fields’ current efficiency initiatives. Harmony estimates that, in order to justify the premium offered to Gold Fields shareholders, it needs to achieve unit cost reductions of 15% per annum in Gold Fields’ South African cost structure, equating to an estimated improvement in pre-tax operating profit of approximately R1 billion per annum.

These cost benefits are expected to be achieved, inter alia, through empowering operational management, improving operational efficiencies, rationalising corporate overhead and administrative infrastructures, rationalising activities in areas such as procurement and insurance, improved capital programme management and improved services management and mining systems.

Harmony’s track record suggests that it is able to deliver this level of cost savings and, in addition, deliver Gold Fields’ current cost initiatives more quickly than Gold Fields’ stated 36 months. Harmony’s past experience suggests that it has been able to deliver, on average, over 20% unit cost savings over an 18 month period post acquisition. Our initiatives at Evander and St Helena, both acquired from Gold Fields, yielded weighted average unit cost savings of 31%. I am confident that my team will be able to achieve a significant level of unit cost reductions at the Gold Fields assets.

A strategy for value and growth, both domestically and internationally

The Harmony Board believes that Gold Fields’ management is putting the future of Gold Fields’ South African assets at risk by harvesting its portfolio for short term cash. I believe that the Harmony team can revitalise this extremely valuable asset base and ensure its future competitiveness. By applying the “Harmony Way”, my team is likely to significantly reduce overall unit costs, leading to enhanced management of ore reserves and increased operational and financial flexibility. This would not only increase profitability but would also convert unprofitable resources into economically viable ore reserves. This process is expected to increase reserves and extend the economic life of Gold Fields’ South African mines. For instance, post acquisition of Masimong, Elandsrand, Tshepong, Phakisa and Doornkop South Reef, we have rehabilitated almost 18 million ounces of mineable reserves, which had previously been rendered uneconomic by the cost structures which existed at these operations under previous managements. When completed, these projects will yield over 1.5 million ounces of annual production.

As we increase the mineable reserves and life of mines under our control, Harmony creates more jobs and makes existing jobs more secure. The socio-economic benefits for South Africa are self-evident.

We will actively manage the combined international asset portfolio and re-examine the real potential of Gold Fields’ and our own development projects. If we were to valorise all or part of the international assets, Harmony would do so only for full value for shareholders at a valuation that incorporates the full benefit of any international rating.

Creation of a new international major with enhanced investor appeal

The combination of our two companies will create:

•	The world’s largest gold mining company measured by production, with attributable production of approximately 7.5 million ounces per annum;

•	The world’s largest gold mining company measured by reserves, with attributable reserves of approximately 139 million ounces;

•	The world’s largest gold mining company measured by resources, with attributable resources of approximately 593 million ounces per annum;

•	The world’s second largest gold mining company by market capitalisation, with market capitalisation of approximately US$11 billion, on a pro forma basis, prior to any market re-rating which may result from the benefits of the merger.

The proposed merger will create a new international major in the gold industry with true global scale and relevance and an attractive stock for both gold and other investors.

Analysis of the proposed IAMGold transaction

Our Board believes that the proposed IAMGold transaction is difficult to justify from both a value and structural perspective and has negative implications for Gold Fields, its shareholders, its South African assets and all its stakeholders. We believe that all the value in the Transaction has been transferred to the IAMGold’s shareholders, which is supported by the respective share price performance of both companies over the 6 week period after the announcement: the Gold Fields share price performed in line with Harmony; in contrast, the IAMGold share price has outperformed both its peers and the HSBC Global Gold Index substantially.

My team’s analysis of the transaction suggests that:

•	Gold Fields has disposed of its international asset portfolio at substantially less than fair value. The implied transaction P/NV multiple of only 1.1x represents a discount of over 48% to the current analyst consensus average P/NPV multiple of 2.1x for Gold Fields. The extent of the discount is even greater in the context of Gold Fields’ stated rationale for the transaction, that the relative rating of its international asset portfolio should be higher than the rating ascribed to its South African portfolio and thus its overall rating. The multiple achieved by Gold Fields compares equally unfavourably to the multiples at which Gold Fields’ peer group trades.

•	A substantial premium has been paid to IAMGold shareholders on a relative contribution basis. Based on the metrics used by Gold Fields in its market presentation on 11 August 2004, Gold Fields is contributing on average 74% of the enlarged group. This compares to other metrics at 30 June 2004, including EBIT and EBITDA, which suggest a contribution by Gold Fields of 79%. On top of this, Gold Fields is contributing approximately US$400 million in cash, representing the majority of Gold Fields’ existing net cash resources, plus it is paying a US$60 million dividend to IAMGold shareholders.

•	It will be challenging for Gold Fields shareholders to break even under the proposed IAMGold transaction. Although the transaction has no operating or market fundamentals to support a re-rating, a substantial re-rating is core to the potential value creation in the IAMGold transaction. In fact, we calculate that a substantial re-rating of IAMGold to C$14.54 is required just to replace the value lost through under-valuing the international portfolio, at which point, IAMGold shareholders would have received a premium of approximately 108% or some US$900 million.

•	Gold Fields is giving away control of its growth. Gold Fields has given a commitment not to compete with the enlarged IAMGold for future international growth opportunities, excluding the SADC region, for no value. Gold Fields’ growth has been derived primarily from its non-SADC assets over the past 4 years.

•	The IAMGold transaction results in a complex and inefficient corporate structure, which creates additional potential value leakage.

•	Gold Fields is paying a premium to lose control. Gold Fields would have only 2 directors out of a possible 10 on the board of directors of the enlarged IAMGold. The enlarged IAMGold would be a stand-alone company run by a board on an arm’s length basis that has to be fully independent of Gold Fields.

•	Gold Fields is giving away control of its cash flows. In addition to transferring almost all of its existing net cash resources to the enlarged IAMGold, Gold Fields has disposed of its international asset portfolio, which, in the year to 30 June 2004, generated approximately 75% of Gold Fields’ operating cash flows. Access to those cash flows would then be subject to the decision of an independent IAMGold board to declare a dividend in the face of the cash requirements to generate the growth promised by the enlarged IAMGold.

•	Gold Fields is jeopardising its ability to pay future dividends. After the proposed IAMGold transaction, Gold Fields’ ability to maintain its historic dividend payout ratio is greatly reduced without substantial dividends from the enlarged IAMGold. Gold Fields also has capital expenditure requirements at its current South African assets as well as the financing of the interest payable on the loan from Mvelaphanda Resources Limited.

Our Board believes that if the proposed IAMGold transaction is completed, Gold Fields shareholders will be left with control of a mature, under-invested South African portfolio, which has been prematurely put into harvest mode. Gold Fields shareholders will retain only a 70% interest in their own international assets and development portfolio, which may be further diluted as the enlarged IAMGold uses its paper to fund acquisitions.

Gold Fields shareholder undertakings to accept the proposed merger

Although we have been limited in our ability to discuss our proposal with shareholders, it is important to note that we have received an irrevocable undertaking to accept the offer from Gold Fields’ largest shareholder, Norilsk, in respect of its entire holding of approximately 20.03% of Gold Fields’ issued share capital.

Early settlement offer

We are making an early settlement offer to Gold Fields shareholders so that Gold Fields shareholders can realise, within as short a time period as reasonably practicable, the full benefit of the premium inherent within the offer in relation to at least 34.9% of their shareholding. Norilsk has irrevocably committed not to participate in the early settlement offer, in respect of its entire holding of approximately 20.03% of Gold Fields. As a consequence, other Gold Fields shareholders will be able to realise a minimum of approximately 44% of their existing Gold Fields holdings under the early settlement offer, and potentially up to 100%, to the extent that other Gold Fields shareholders do not take advantage of the early settlement offer.

In addition, to the extent that we revise our offer subsequent to the closure of the early settlement offer, those Gold Fields shareholders who have already accepted the early settlement offer will remain entitled to receive the full benefit of any increased consideration.

To qualify for the early acceptance offer, Harmony must receive valid acceptances, complete in all respects, by no later than 05h00 (New York time) on 26 November 2004, or such date as is subsequently advertised.

Required action

I urge you to accept our offer and to vote against the IAMGold transaction at the Gold Fields extraordinary general meeting which is expected to be held on 7 December 2004. That way you can ensure that you are part of a compelling value proposition, both in respect of the generous terms offered by Harmony under the proposed merger, as well as the exciting prospects of the enlarged group when it is run the Harmony Way.

I look forward to welcoming you as a Harmony shareholder.

Bernard Swanepoel

Chief Executive Officer

Harmony Gold Mining Company Limited

WHY YOU SHOULD ACCEPT THE PROPOSED MERGER

•	Share for share offers for 100% of Gold Fields

•	1.275 new Harmony shares for every Gold Fields share

•	values Gold Fields at R52.9 billion (US$8.1 billion)

•	premium of 29% to Gold Fields’ average 30 business day volume weighted average price

•	implied P/NPV multiple of Gold Fields of 2.4x

•	Norilsk, Gold Fields’ largest shareholder, has irrevocably committed to accept in respect of its entire holding of 20.03% of Gold Fields

•	Harmony is seeking Gold Fields’ board recommendation

•	A rejection by Gold Fields shareholders of the proposed IAMGold transaction is a condition to the proposed merger

•	Early settlement offer – up to a maximum of 34.9% of Gold Fields shares to be settled firm within approximately 30 days allowing shareholders to realise in a short time period the premium inherent in the proposed merger ratio

•	Premium justified through achieving unit cost reductions of only 15% per annum in Gold Fields’ South African cost structure. In previous acquisitions, including assets acquired from Gold Fields, Harmony has achieved significantly in excess of 15%

•	Unit cost reductions equate to an estimated improvement in pre-tax operating profit of approximately R1 billion per annum

•	Harmony’s development has been based on a series of 26 acquisitions, which were underperforming in the hands of previous operators, including Gold Fields. Due to Harmony’s ability to extract cost savings and revitalise growth where other operators cannot, these acquisitions have generated growth in Harmony’s attributable production from 0.65 million ounces in 1995 to 3.3 million ounces in 2004

•	The Gold Fields opportunity is consistent with, and represents the logical next step in, Harmony’s successful historic strategy of creating real value

…compelling value for all stakeholders

The proposed merger will create a new international major…

•	The largest gold mining company by attributable production

•	The largest gold mining company by attributable reserves

...leading the premier division

The proposed merger will create a new international major…

•	The largest gold mining company by attributable resources

•	The 2nd largest gold mining company by market capitalisation, on a pro forma basis prior to any market re-rating which may result from the recognition of the benefits expected from the proposed merger

…with a pro forma market capitalisation of US$11 billion

…with a compelling equity story

•	Global scale and relevance

•	attractive stock for both gold and other investors

•	access to a greater universe of potential investors

•	Increased index weighting:

#	Company	FF Market Cap (ZA Rm)	Weighting (%)
1	Anglo American	220,837	15.40
2	BHP Billiton	166,649	11.62
3	Richemont	93,856	6.54
4	SABMiller	89,485	6.24
5	Sasol	86,568	6.04
6	Harmony + Gold Fields	71,697	5.00
7	Standard Bank	66,933	4.67
8	MTN Group	52,174	3.64

#	Company	FF Market Cap (US$m)	Weighting (%)
345	United Microelectronics Corp	8,705	0.059
346	AmSouth Bancorporation	8,642	0.059
347	Swisscom AG	8,636	0.059
348	Harmony + Gold Fields	8,630	0.059
349	Edison International	8,520	0.058
350	Clorox Corporation	8,516	0.058
351	Stora Enso	8,515	0.058

#	Company	Market Cap (US$m)	Weighting (%)
1	Newmont Mining Group	17,920	21.13
2	Harmony + Gold Fields	10,998	12.97
3	Barrick Gold Corporation	10,854	12.80
4	AngloGold Ashanti	9,577	11.29
5	Placer Dome	8,095	9.54
6	Newcrest Mining	3,622	4.27
7	CIA de Minas Buenaventura	2,996	3.53
8	Goldcorp	2,502	2.95
9	Glamis Gold	2,405	2.84
10	Kinross Gold Corporation	2,264	2.67

•	Increased liquidity

•	enhanced free float

•	Strong market position

•	Balanced portfolio with significant growth potential

•	Strong management team with a proven track record

2nd largest gold mining company by market capitalisation

…with a clear strategy for delivering value to shareholders

•	Create the world’s largest gold producer with firepower to grow the domestic and international businesses

•	Maintenance of the integrated geographic model with unfettered access to both domestic and international opportunities

•	Apply the “Harmony Way” to

•	significantly reduce overall unit costs

•	introduce improved ore reserve management systems

•	empower local operational management

•	convert below margin areas into economically viable areas

•	increase reserves and expand and enhance the economic life of mines

•	create further employment opportunities and extend the life of existing jobs

•	create additional cash flow to fund capital and development expenditure

•	Implement operational synergies from contiguous South African assets

•	Ensure that full value is generated from the international operations of the combined company

•	examine the real potential of Cerro Corona and Arctic Platinum Project

•	continue to further develop known potential at Hidden Valley and Wafi/Golpu

•	review each of the existing operating assets to determine whether they form part of a long-term growth portfolio

•	Should Harmony decide to realise the value in, or valorise all or part of, its international assets, Harmony would plan to do so only for full value in a manner that ensured that shareholders fully participated in the upside and at a valuation that incorporated the full benefit of any international rating

Harmony offers…

•	An upfront premium of 29%, based on Gold Fields’ average 30 business day volume weighted average price

•	The premium compares favourably to premia paid in the South African market...

•	Harmony offers Gold Fields shareholders a premium to the premia for public offers in South Africa between 2001 and 2003

Transaction premium analysis – South Africa between 2001 and 2003

•	…and in the rest of the world

•	Harmony offers Gold Fields shareholders a premium to the premia paid on unsolicited all-share offers in the Rest of the World since January 2001

Transaction premium analysis – Rest of the World since January 2001

...a full and fair upfront premium

Harmony offers…

•	Harmony offers Gold Fields shareholders a premium to the trading multiples of comparable gold companies

Comparable company analysis (P/NPV)

•	Harmony offers Gold Fields shareholders a premium to multiples paid on recent comparable transactions

Comparable transaction analysis (P/NPV)

…a full and fair upfront premium

The proposed merger involves no value leakage to third parties

•	Shareholders will retain:

•	existing cash balances and future cash flows to fund capital expenditure, development and pay dividends

•	financial flexibility to allow for optimal allocation of cash resources between all assets, whether in South Africa or elsewhere

•	unrestricted access to:

•	future growth opportunities both locally and internationally

•	existing asset portfolio and prospective exploration development potential

•	full management control of all of its assets

•	Value created in South Africa

•	South African assets revitalised not harvested

•	Enlarged group offers a simple corporate structure avoiding the potential value trap within the structure of the proposed IAMGold transaction

The proposed merger allows shareholders to retain control of cash flow and growth

Harmony offers real operational synergies...

•	In order to justify the premium offered to Gold Fields shareholders, Harmony estimates that it only needs to achieve unit cost reductions equivalent to 15% per annum in Gold Fields’ South African cost structure, over and above Gold Fields’ current efficiency initiatives

•	This equates to an estimated improvement in pre-tax operating profit of approximately R1 billion per annum

•	Cost benefits are expected to be achieved, inter alia, through:

•	improving operational efficiencies

•	rationalising corporate overhead and administrative infrastructures

•	rationalising activities in areas such as procurement and insurance

•	improved capital program management

•	improved services management and mine planning systems

•	empowering local operational management

Shareholders will reap the rewards of their assets in the hands of the premier South African operator

What does this mean for Gold Fields and the South African assets?

Gold Fields’ management have prematurely put the South African assets into harvest mode. Harmony plans to reverse the decline of the South African assets

•	Harmony plans to re-establish the viability and future competitiveness of Gold Fields’ South African assets

•	putting mature assets or assets currently in harvest mode back into growth mode

•	transforming current replacement projects into genuine growth opportunities

•	allowing projects that were previously abandoned to be reconstituted as economically feasible

•	The application of the Harmony Way is expected to significantly reduce overall unit costs, which, together with the introduction of improved ore reserve management systems will lead to:

•	increased operational and financial flexibility

•	increased profitability

•	conversion of below margin areas into economically viable areas

•	increased reserves, extending and enhancing the economic life of Gold Fields’ South African mines

Gold Fields and its South African assets saved from lingering death

Look at what Harmony has done with...

•	...assets previously acquired from Gold Fields

•	Evander

•	R452m net investment

•	pay-back after 10 quarters

•	average unit cost reduction of 31%

•	St. Helena (50%)

•	R60m net investment

•	average unit cost reduction of 27%

Gold Fields and its South African assets saved from lingering death

Look at what Harmony has done with...

•	...other acquired assets

•	Randfontein

•	R854m net investment

•	pay-back after 9 quarters

•	average unit cost reduction of 16%

•	Freegold (50%)

•	R1,416m total investment

•	pay-back after 11 quarters

•	average unit cost reduction of 27%

Gold Fields and its South African assets saved from lingering death

Look at what Harmony has done to...

•	Elandsrand

•	R1,053m total investment

•	average unit cost reduction of 16%

•	...turn terminal assets back into growth assets

•	previously abandoned reserves turned into growth projects

•	when completed, these projects will produce an aggregate of over 1.5 million higher-grade, lower cost additional ounces per annum

Gold Fields and its South African assets saved from lingering death

The impact of the Harmony Way gives assets a second lease of life...

•	Enlarged group has a balanced portfolio of assets, well-spread across the lifecycle of mines

•	the introduction of the Harmony Way will generate growth within perceived mature ex-growth Gold Fields South African assets

...leading to a strong, balanced portfolio, well-spread over the lifecycle of mines

…and gives growth to assets through development and re-investment

Enlarged group asset portfolio analysis

Mines under construction	Exploration portfolio
Target (SA)	Wafi (PNG)

Tsepong (SA)	Golpu (PNG)

Masimong (SA)	Cerra Corona (Peru)

Elands new mine (SA)	Arctic Platinum Project (Finland)

Kloof extension (SA)	Target North (SA)

Driefontein drop down (SA)	Several Joint Ventures

Phakisa

Doornkop (SA)

Hidden Valley (PNG)

...leading to a strong, balanced portfolio, well-spread over the lifecycle of mines

The proposed IAMGold transaction is heavily skewed against Gold Fields shareholders...

•	Gold Fields is undervaluing your international assets and proposes to sell them on the cheap

•	selling assets at a substantial discount to Gold Fields’ own rating

•	most commentators assume that the international assets are more highly rated than Gold Fields’ average rating

Relevant benchmarks, Gold Fields and

Gold Fields’ International asset ratings (P/NPV)

•	This is recognised in the companies’ share prices in the 6 weeks following the proposed IAMGold transaction announcement

•	IAMGold’s share price has substantially out-performed Gold Fields, Harmony and the HSBC Global Gold Index

•	in contrast, Gold Fields has performed only in line with its South African peers

Gold Fields is paying a substantial premium to IAMGold shareholders

…in favour of IAMGold shareholders

•	Not surprisingly, the proposed IAMGold transaction has been welcomed by IAMGold

“this transaction… is highly accretive to us”

Joe Conway, CEO of IAMGOLD, 11 August 2004

•	Gold Fields management itself admits that IAMGold receives disproportionate benefit

•	on the metrics used by Gold Fields in its own market presentation of the proposed IAMGold transaction, it was clearly demonstrated that IAMGold is the winner on a relative contribution basis

Relative contribution analysis – per Gold Fields

“In the final determination, we made sure that there was an edge given to IAMGold on all these determinants. So whichever way you looked at them, whichever metric you wanted to focus on, there was an advantage, if you will an embedded premium, given to IAMGold on all of these things. Then in addition to that, we threw in a C$0.50 dividend.”

Chris Thompson, Chairman of Gold Fields, 11 August 2004

•	On other metrics (as at 30 June 2004) not presented by Gold Fields, IAMGold benefits even further, with only a 21% average contribution

Relative contribution analysis – per Harmony

•	on top of this US$400m in cash is being transferred…

•	...and a further US$60m is being paid out as a dividend to IAMGold shareholders

Gold Fields is paying a substantial premium to IAMGold shareholders

Where is the value in the proposed IAMGold transaction for Gold Fields shareholders?

•	The proposed IAMGold transaction is entirely based on the hope of a substantial re-rating of the enlarged IAMGold

•	What is the required re-rating?

•	since announcement the IAMGold share price has moved from C$6.99 to C$10.05 (cum-dividend)

•	for Gold Fields shareholders to break even, Harmony calculates that the IAMGold share price needs to increase to approximately C$14.54 (cum-dividend)

IAMGold break-even share price analysis (C$)

•	At C$14.54 IAMGold shareholders will have received a premium of approximately 108% or approximately US$900m

•	No operating fundamentals to support a re-rating

•	IAMGold’s assets add very little to the critical mass

•	IAMGold has no operational control over its principal assets

•	no apparent upside in the IAMGold portfolio

•	no obvious synergistic benefits

•	increase in overheads through creation of a duplicated corporate structure

•	No market fundamentals to support a re-rating

•	enlarged IAMGold will remain a mid-cap producer still lacking in scale

•	shares will face substantial illiquidity due to a small free float SARB restrictions still impact

Gold Fields shareholders still have a long way to go just to break-even

What else is Gold Fields giving away to IAMGold?

•	Nearly all of its cash

•	The majority of its current operating cash flow

•	Gold Fields’ international asset portfolio represents approximately 75% of Gold Fields’ 2004 operating cash flow

“Our international operations meanwhile have done well, contributing the bulk of the pre-tax profits for the year.”

Chris Thompson, Chairman of Gold Fields, 2004 Annual report

•	Management and board control of the international asset portfolio

•	enlarged IAMGold will be a stand-alone company run by a board that has to be fully independent of Gold Fields

•	only 2 Gold Fields directors out of a possible 10 on the enlarged IAMGold board

•	3 senior executives have left Gold Fields for the new Denver-based international company

•	Financial flexibility

•	no ability to optimise the allocation of scarce financial resources

Gold Fields is giving away control of its cash flow

What else is Gold Fields giving away to IAMGold?

•	All of its growth potential

•	Gold Fields’ international asset portfolio achieved a compound annual growth in production of 54% over the past 4 years

Gold Fields’ International asset portfolio production

•	In contrast, Gold Fields’ South African assets achieved a compound annual decline in production of 6% over the past 4 years

Gold Fields’ South African asset portfolio production

•	All of the upside in its exploration portfolio

“What we can all agree is that if some of our expectations do come true over the next five years, or the next six to eight months frankly, APP might become extremely valuable indeed.”

“We expect a final feasibility [of APP] to be completed by the end of 2004 and, if the results are what I expect, we will be well into construction of Europe’s largest platinum group mine by this time next year”

Chris Thompson, Chairman of Gold Fields, 11 August 2004 and Gold Fields

2004 Annual Report

•	Timing for the transfer of Arctic Platinum Project and Cerro Corona is particularly sub-optimal for Gold Fields shareholders

Gold Fields is giving away control of its growth

What about the South African assets?

•	In the event that the proposed IAMGold transaction is completed, Gold Fields shareholders will be left with control of orphaned, mature, capital expenditure intensive assets in South Africa

•	Where will Gold Fields’ growth come from?

•	South African assets prematurely placed into “harvest mode” as a survival strategy

•	non-compete undertaking limits Gold Fields to SADC

•	Gold Fields is only cash neutral in South Africa and will not be able to rely on any cash up from the enlarged IAMGold to fund its development

•	at the mercy of a board Gold Fields does not control

•	international mid-cap gold companies traditionally do not pay material dividends

•	subject to cash requirements of the enlarged IAMGold itself

•	stated commitment to increase production from 2m oz to 3.5m oz per annum within a 3 year period

•	impaired by tax inefficiencies

•	diluted by leakage to minorities

•	How much will be available after funding approximately R400m per annum interest payable on the Mvelaphanda Resources loan?

•	How will Gold Fields fund replacement of South African reserves?

Gold Fields and its South African assets condemned to lingering death

Will Gold Fields be able to pay dividends?

•	Without the right to take substantial dividends up from the enlarged IAMGold, Gold Fields’ own dividends may be under threat

•	Will Gold Fields receive any cash from the enlarged IAMGold?

•	Will the amount be meaningful given the enlarged IAMGold’s own requirements and North American market practice?

•	Before Gold Fields can pay a dividend to shareholders, it must satisfy its own cash requirements

•	capital expenditure requirements of the South African asset portfolio

•	the interest payable on the Mvelaphanda Resources loan

“…local operations are cash neutral’ Nick Holland, FD of Gold Fields, Building Long-term Shareholder Value September 2004

What will all this do to Gold Fields’ own rating?

So what does this mean for Gold Fields shareholders?

•	Dilution to only a 70% interest in their own international asset and development portfolio

•	loss of management control without compensation

•	likelihood of further dilution to fund acquisitions

“…the company [enlarged IAMGold] has been deliberately set up so that Gold Fields is in a position where it can dilute itself from 70 per cent. to 50.1 per cent. without recourse to the South African authorities, which would allow us the capacity to take on some substantive acquisitions fairly readily.”

Chris Thompson, Chairman of Gold Fields, 11 August 2004

•	South African asset portfolio prematurely placed into “harvest mode” and deprived of any access to growth or even sustainability

•	Commitment not to compete with the enlarged IAMGold for any future international opportunities

•	restricted to SADC

•	wholly inadequate target area for a company of Gold Fields’ size and status

•	Additional potential value leakage through a complex and inefficient corporate structure

•	holding company discount

•	exacerbated by the creation of multiple entry points

•	lack of financial flexibility to optimise allocation of scarce resources

•	Continued ability to maintain dividend payout brought into question

Why is Gold Fields paying a “meaningful premium” to IAMGold?

What are Gold Fields’ true intentions towards South Africa?

•	Having used South Africa to fund the growth of its international asset portfolio, Gold Fields now proposes to sell these assets on the cheap

•	Almost all of Gold Fields’ remaining cash resources will be given to the enlarged IAMGold

•	Deprived of access to growth and capital, Gold Fields has condemned itself and its South African assets to lingering death

•	creates a concern on the viability of its Mvelaphanda Resources/BEE transaction

•	The question has to be raised as to whether this is Phase 1 of a further attempt to exit South Africa?

•	This would not be the first time…

“Looking back over the year, the key event was the denial in October 2000 by the South African Finance Ministry of our proposed merger with Franco-Nevada Mining Corporation Limited … it would have liberated Gold Fields from the constraints it faces in its lack of ability to replace reserves in South Africa … the bitter disappointment that followed the turn-down by government contributed to increased negative investor sentiment about South Africa. It was a blow to me and to Gold Fields”

Chris Thompson,

Chairman of Gold Fields, 2001 Annual report

All in all, where are the demonstrable long-term benefits to South Africa?

Harmony offers a better deal for Gold Fields shareholders

Proposed merger	Proposed IAMGold transaction
Gold Fields shareholders receive an immediate premium for their shares	Assets sold to IAMGold at a substantial discount

Creation of world’s largest gold producer	Creation of two mid-cap producers, lacking in scale

Clear strategy for future value creation and compelling equity story	Value creation based on questionable prospect of a financial re-rating - low starting point

Significant synergies and cost savings	No synergies or cost savings

Retention of cash and cashflow to fund development and growth	Loss of financial flexibility

South African assets to be revitalised	South African assets prematurely placed into harvest mode and condemned to lingering death

Full potential of international assets and development portfolio retained	Potential of international assets and development portfolio given away

Operational control under single management team	Loss of management control

Single corporate structure	Inefficient corporate structure with potential for holding company discount

Continued ability to pay dividends	Ability to maintain dividends brought into question

Accept the proposed merger

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